June 2013 Pricing Sheet dated June 28, 2013 relating to Preliminary Terms No. 933 dated June 27, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due July 5, 2016
All Payments on the Securities Based on the Worst Performing of the Common Stock of The Goldman Sachs Group, Inc. and the Common Stock of Wells Fargo & Company
Principal at Risk Securities
PRICING TERMS – JUNE 27, 2013
Issuer:	Morgan Stanley
Underlying stocks:	The Goldman Sachs Group, Inc. common stock (the “GS Stock”) and Wells Fargo & Company common stock (the “WFC Stock”)
Aggregate principal amount:	$5,915,250
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	June 28, 2013
Original issue date:	July 3, 2013 (3 business days after the pricing date)
Maturity date:	July 5, 2016
Early redemption:
If, on any of the first eleven determination dates, the determination closing prices of both underlying stocks are greater than or equal to their respective initial share prices, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date (the “early redemption date”).
The securities will not be redeemed early on any early redemption date if the determination closing price of either underlying stock is below its respective initial share price on the related determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related determination date.

Determination closing price:
With respect to each underlying stock, the closing price of such underlying stock on any determination date (other than the final determination date), times the adjustment factor on such determination date.

Contingent quarterly coupon:
A contingent quarterly coupon at an annual rate of 11.35% (corresponding to approximately $0.28375 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing prices of both underlying stocks are at or above their respective downside threshold levels on the related determination date.
If, on any determination date, the determination closing price of either underlying stocks is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.   It is possible that one or both underlying stocks will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold levels:	With respect to the GS Stock, $105.875, which is equal to 70% of its initial share price With respect to the WFC Stock, $28.889, which is equal to 70% of its initial share price
Determination dates:
September 29, 2013, December 29, 2013, March 29, 2014, June 29 , 2014, September 29, 2014, December 29, 2014, March 29 , 2015, June 29, 2015, September 29, 2015, December 29, 2015, March 29, 2016 and June 29, 2016, subject to postponement for non-trade days and certain market disruption events.  We also refer to June 29, 2016 as the final determination date.

Coupon payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date, provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final determination date shall be paid on the maturity date.

Payment at maturity:
•  If the final share prices of both underlying stocks are greater than or equal to their respective downside threshold levels: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
•  If the final share price of either underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Initial share price:	With respect to the GS Stock, $151.25, which is its closing price on the pricing date With respect to the WFC Stock, $41.27, which is its closing price on the pricing date
Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final determination date times the adjustment factor on such date
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Worst performing underlying stock:	The underlying stock with the larger percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61762E869 / US61762E8690
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.7233 per security. See “Investment Summary” beginning on page 3 of the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.225	$9.775
Total	$5,915,250	$133,093.13	$5,782,156.87
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” on page 26 of the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 933 dated June 27, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012            Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.